SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 02, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasília, April 2nd, 2008.

Overview and Strategy

Brasília, April 2nd, 2008.

Main Actions in the Restructuring Process

Single Supplier Project

Single Supplier Project

REDUCES RISKS	SIMILAR MOVEMENTS WORLDWIDE

• Reduces risks of suppliers’ (financial)instability • Reduces labor risks and costs • Has no risk of dependency, for technological density is low
New Zealand
	• Fixed, mobile, data • Alcatel-Lucent plans, operates and maintains the network	• Fixed, mobile • IBM operates IT area

	• Mobile • Ericsson plans and operates the network	• Mobile • Alcatel-Lucent plans, operates and maintains the network

BrT Call Center and Ryan Project

SITUATION	COMPLICATION	SOLUTION

• Service areas with quality rates below expected • Rate of satisfaction with service is of 67%. Dissatisfactory, considering the company receives 34 million* calls per month	• Constant introduction of new products (mobile, broadband, providers, IPTV…)and promotion packages • Contractor (Teleperformance)manages the Call Centers	• Implementation: RYAN PROJECT • Creation: BrT CALL CENTER

* 16 million retained at URA and 18 million received by an operator

BrT Call Center and Ryan Project

RYAN PROJECT	FIRST RESULTS
• Mapping of the problems faced by customers in their experience with BrT • Correction of systems, processes and training failures found
• Quick service (customers serviced in up to 20 seconds)
DEC 06	DEC 07
69%	82%

BrT CALL CENTER	• Customer satisfaction with the Call Center’s service

•  Termination of agreement with Teleperformance

•  Internalization of this operation with the creation of a wholly-owned subsidiary (> 10,000 operators)

•  Direct control over operation

•  New business unit as of 2009

DEC 06	DEC 07
67%	74%

• Global cost of the service operation: (R$ million/month)
JAN 06	JAN 07	JAN 08
25.1	21.0	17.9

Videon’s Launch

Strategic Movement

Pioneer initiative in the country

Pilot project in Brasilia

2006 and 2007 Results

	2005	2006	∆ %	2007	∆%

Gross Revenue (R$ million)	14,687	15,111	+3%	15,997	+6%

Operational Expenses Cost (R$ million)	7,429	6,803	-8%	7,262	+7%

EBITDA (R$ million)	2,709	3,494	+29%	3,797	+9%

EBITDA Margin (%)	27%	34%	+7p.p	34.4%	+0.4p.p.

Net Income (R$ million)	-30	470	N.A.	671	+43%

CAPEX (R$ million)	1,978	1,451	-27%	1,399	-4%

Net Debt (R$ million)	1,955	1,312	-33%	490	-63%

Mobile Accesses (thousand)	2,213	3,377	+53%	4,263	+26%

Broadband Accesses (thousand)	1,014	1,318	+30%	1,568	+19%

Movements for 2008

Consolidation
Assets in markets already explored
Internet
ICT
Diversification
Assets in new correlated markets
International Expansion (data)
Telecom
Protection
Opportunity-based movements

4th INVESTORS' DAY 2008

BrasilTelecom

Corporate Governance

Brasília, April 2nd, 2008.

Actions Implemented by the Corporate Governance Program

► Redesign of the Governance Portal (layout, navigability, new contents, user manual and etc...)

► Consolidation of procedures for the holding of corporate events (Board of Directors, Fiscal Council and Shareholders’ Meetings), with definition of the corporate chronogram, agenda and call notices.

► Support to the implementation of good corporate governance practices

  Creation of the Board of Directors’ Internal Regulation

  Creation of Advisory Committees to assist the Board of Directors (Processes, Risks, Compensation and People Management), and elaboration of the respective regulations

  Support to the Board of Directors’ self-evaluation

Actions Implemented under the Corporate Governance Program

► Support to the implementation of good corporate governance practices

  Revision of the decision process with the implementation of the Company’s Area of Authority.

  Implementation of the “Joint Management” concept, with amendments to the Company’s Bylaws.

  Revision of the Company’s Information Disclosure and Use and Securities Trading manual.

  Deepening of discussions and initiatives regarding “Sustainability” in the Company.

  Maintenance of the quality standards in corporate events.

Corporate Risk Management as a way to improve the Governance Model

Risk Management’s Attributions and Pillars

Evolution of SOx for Corporate Risk Management

The Industry and Regulatory Matters

Brasília, April 2nd, 2008.

Agenda

► Initial Considerations

► Key Trends of the Business

► Regulatory Matters

► Brasil Telecom’s Strategic Axis

Transformation in the Telco Sector

► The new network generation (multi-service IP) and mobility allow for the so-called ubiquitous services: anything (voice, data and video), anytime, anywhere.

► Consumers and companies will increasingly be attracted by service providers who offer complete solutions, accessible anytime, anywhere.

► Innovative business models, more adequate to modern times, end up being a matter of survival.

Key Trends of the Business

Fixed-mobile substitution	Drivers and Evidences

• The fixed-mobile substitution keeps growing in Brazil and worldwide

• On the basis of the pyramid and in the young segment, the substitution effect is more accentuated

• Attack movements of mobile operators, such as Home Zone, encourage the traffic migration even more

Broadband growth

New technologies (wireless)

Key Trends of the Business

Fixed-mobile substitution	Drivers and Evidences

• In Brazil, penetration increased 32% in 2007:
       - Economic expansion, credit, incentives, etc.

• Diffusion of computers is a fundamental requisite for universalization

• Governmental actions might speed up the universalization process

• Municipal initiatives to promote free access start to be worrisome

Broadband growth

New technologies (wireless)

Key Trends of the Business

Fixed-mobile substitution	Drivers and Evidences

• 3G already has global scale and was bid by the end of 2007 in Brazil

• WiMAX is an opportunity for network supplementation, threatening concessioners with the entry of new players
       - Fixed WiMAX is already in operation in some countries, while mobile WiMAX will be a reality by 2009
       - It will have an opportunity for success in 3 specific applications:
         alternative networks, developing regions, and rural zones
       - However, these opportunities tend to represent a marginal stake of the global market

• In Brazil there are licenses already, acquired in 2003, and a new bid might be held within the upcoming months

Broadband growth

New technologies (wireless)

Other Key Trends of the Business

VoIP Emergency	Drivers and Evidences

• VoIP poses a threat to the fixed voice market, and tends to increase with the broadband expansion

• Phone-to-phone model via cable operators is clearly the largest threat among the VoIP players

• Broadband penetration and price are the key drivers of VoIP adoption

Advance in TIC chain

Erosion of the business frontiers

Content and aggregation

Other Key Trends of the Business

VoIP Emergency	Drivers and Evidences

• IT & Telecom joint purchase is a reality

• Supplementary logic for the entry of new telecom operators includes: differentiation, profitabilization, attack and defense

• Telecom providers’ positioning in the TIC chain and the means of entry might change, but some successful cases start to consolidate

Advance in TIC chain

Erosion of the business frontiers

Content and aggregation

Other Key Trends of the Business

VoIP Emergency	Drivers and Evidences

• Bundles play a key role in the market:
       - In the USA they represent 30% to 40% of the market, while the triple play accounts for 20% to 25%.

• Bundles have a very strong rationale for operators and customers

• Triple play will be the most expressive bundle and TV will play a core role

Advance in TIC chain

Erosion of the business frontiers

Content and aggregation

Other Key Trends of the Business

VoIP Emergency	Drivers and Evidences
• Strong growth of mobile ARPU in the USA; 71% of the content revenue is from traffic • In Brazil, SMS is still little diffused
Advance in TIC chain

Erosion of the business frontiers

Content and aggregation

Regulatory Matters

► VOICE:

• Numberportability in fixed and mobile

• Resale of minutes

• VoIP Regulation

• Efficient use of spectrum

• PGO Revision

► DATA:

• Invitation to bid for remainders of 3G (H Band)

• WiMAX invitation to bid

► VIDEO:

• PL/29 – Pay-TV sector and Cable Law

• Grant Plan for cable TV and MMDS

► RATES:

• Cost models for interconnection of network use (fixed and mobile)

• WACCRegulation

Strategic Axes

Portfolio Develop increasingly convergent and appropriate offers for each customer segment	Fixed voice	Limit erosion through segmentation, loyalty, retention, use of installed capacity and with products for the low-income segment

	Broadband	Grow with profitability, exploring capillarities, expanding wireless coverage, striving against competition, and seeking the lower-income segment

	Mobile	Maintain growth with offers which are appropriate for each region and segment, increasing scale and assuring profitability

	Data	Remain in the forefront in the offer of innovative services, encouraging the migration to IP solutions and developing new markets and businesses

	Internet	Explore the market opportunities, increase the ARPU and take steps towards being a “Web 2.0” provider

New Technologies	Use emerging technologies (Wi-Fi, WiMax, 3G, FFTX, etc.) so as to keep a portfolio which is always up-to-date and innovative

Acquisitions	Seek inorganic growth opportunities in telecommunications and correlated segments

Regulatory	Operating Efficiency	Customer Service
Having a harmonious and constructive relationship	Managing inputs and resources so as to ensure the value generation goal	Internalizing the service so as to improve quality and the sub- segmented treatment to customers

Operations, Network Evolution
and New Services

Brasília, April 2nd, 2008.

Operation’s Strategic Macro Guidelines

Growth Drivers
	•	Keep on expanding the mobile operation so as to gain scale, assuring profitability.

	•	Expand the broadband operation with segmented bundles, improving the profitability.

Business Defense
	•	Minimize the drop in the fixed voice operation through convergent customer loyalty and expansion in low- income segments.

Mobile Operation

►Keep on expanding the operation so as to gain scale, assuringprofitability

Mobile Operation Growth

Brasil Telecom’s 3G Operation

3G Positioning

3G means more than data, speed and even voice

– Improved spectral efficiency

– Reduced network cost

In addition to advanced products such as Mobile Video and Mobile TV, Brasil Telecom will use 3G to leverage core products in the Brazilian market, such as voice (FLAT FEE) and SMS.

Broadband Operation: High-Speed Internet Access

►Keep growth with profitability
• ADSL Broadband
• Mobile Broadband

Broadband Growth and Penetration

Broadband access growth	Broadband Accesses (x 1,000)

	Company	2006	2007	Variation
	Brasil Telecom	1,318	1,568	+ 19%

	Telemar	1,128	1,518	+ 35%

	Telefônica	1,607	2,053	+ 28%

	GvT	137	246	+ 79%

	Net	862	1,423	+ 65%

Broadband penetration in fixed lines	Broadband / Lines in Operation (%)

	Company	2006	2007
	Brasil Telecom	16%	20%

	Telemar	8%	11%

	Telefônica	13%	17%

Broadband Operation: High-Speed Internet Access

►Keep growth with profitability
• ADSL Broadband
• Mobile Broadband

Mobile Broadband: Internet Everywhere

Brasil Telecom’s Videon – IPTV: Coverage Expansion

1st Operator to launch in Brazil in Sept-07

The expansion of the service is subject to a positive sign of the possibility that we can offer a complete product, including pay-TV (PL 29).

Fixed Voice Operation

►Limit the shrinking of fixed voice

Total Control

Concept & Characteristics

-100% fixed prepaid plan, targeted at the low-income segment (C, D and E). There are 3 plans: 50,100 and 200 minutes, which can be used for local calls to any BrT fixed or mobile phone;

- 43% of the clients who acquired the product never had fixed telephones, and the others (57%) were out of the base for at least 5 months.

Sales action: Door-to-Door (Arrastão)

Single Phone: Fixed-Mobile Convergence

Fixed and cell phones in one single device

Single Phone Evolution: SIP/WiFi

Mobility of fixed telephone

Savings, convenience and simplicity
• Flat tariff on WiFi network, with no geographical restrictions
• Automatic Handover from the WiFi to the mobile network
• Automatic connection in Wi-Fi networks

Brasil Telecom’s Bundles of Convergent Offers

Focus on sales growth and customer loyalty of the current base

Pluri Bundles

Pluri Bundles

Results and 2008 Guidance

Brasília, April 2nd, 2008.

Agenda

►Results’ Evolution

►Balance Sheet Analysis

►Financial Management

►Cash Flow

►2008 Guidance

►Market Disclosure Policy

Results’ Evolution

Financial Performance

* Dividends of Brasil Telecom S.A. excludes payment to Brasil Telecom Participações.

Operating Costs and Expenses

Revenue Growth

Balance Sheet Analysis

Balance Sheet - Assets

	2006	2007
R$ million
CURRENT ASSETS	7,498.1	7,436.0
Cash and cash equivalents	4,063.4	3,893.5
Accounts Receivable (Net)	2,127.7	2,189.7
Deferred Taxes and Taxes Recoverable	944.1	804.5
Other	363.0	549.3
LONG-TERM ASSETS	2,128.4	2,967.1
Loans and Financings	2.9	6.2
Deferred Taxes and Taxes Recoverable	1,649.5	1,793.2
Other	476.0	1,167.7
PERMANENT ASSETS	8,167.3	7,026.2
Investments (Net)	330.1	201.5
Property, Plant & Equipment, and Intangible (Net)	7,698.8	6,713.8
Deferred Assets (Net)	138.5	111.0
TOTAL ASSETS	17,793.8	17,429.3

Balance Sheet - Liabilities

	2006	2007
R$ million
CURRENT LIABILITIES	4,852.4	4,727.4
Loans and Financings	1,109.5	496.8
Suppliers	1,474.7	1,483.0
Taxes, charges, and contributions	893.3	832.2
Dividends Payable	614.4	1,016.5
Other	760.5	898.9
LONG-TERM LIABILITIES	5,852.7	5,629.7
Loans and Financings	4,265.6	3,886.6
Other	1,587.1	1,743.1
MINORITY INTEREST	1,811.1	1,825.7
SHAREHOLDERS' EQUITY	5,277.6	5,246.5
Capital Stock	2,596.3	2,596.3
Capital reserves	309.2	309.2
Profit reserves	306.3	266.0
Retained Earnings	2,086.6	2,095.9
Treasury Shares	(20.8)	(20.8)
TOTAL LIABILITIES	17,793.8	17,429.3

Financial Management

Financial Management

► Cash Management

► Debt Management

► Financial Services

Cash Management

Optimization of Financial Applications’ Profitability	Migration from DI Funds to Fixed- Income and Multi-Market Funds Increase in exposure to private risk	Goal: Minimum 100.5% of CDI

Non-recurring impacts	Payment of 3G license – R$ 488 MM
Other Operational Revenues
Other acquisitions

Debt

► Main Creditors*	► Amortization Schedule

As of 12/31/2007

	As of 12/31/2007		R$ Milllion
	YEAR	TOTAL	%
	2008	496.8	11.3%
	2009	608.5	13.9%
	2010	719.7	16.4%
	2011	778.5	17.8%
	2012	640.9	14.6%
	2013	641.7	14.6%
	2014 forward	497.3	11.4%
	TOTAL	4,383.4	100.0%

* Without hedge adjustments

Debt Management

Access to attractive financing sources	Cost of debt is lower than Cash profitability	Cost of Debt: 80% of CDI

Liability Management	Advance payment of the 4th issue ofdebentures (R$500 million)	Settled Debt Cost: 108.4% of CDI

Bonds Repurchase in 2009

Low foreign exchange exposure	Cash exposure to foreign currency: 9%

Ratings

Fitch Ratings		Rating

BTP	IDR – Issued Default Rating (Global Scale)National Scale	BBB

BTSA	IDR – Issued Default Rating (Global Scale)	BBB
	PRI Notes (Political Risk Insurance)	BBB
	National Scale	AA+br
	Debentures 5th issuance	AA+br

S&P		Rating

BTP	National Scale	brAA+

BTSA	National Scale	brAA+
	Debentures 5th issuance	brAA+

Moody’s		Rating

BTSA	Global Scale	Ba1
	Debentures 4th issuance – Global scale	Ba1
	National Scale	Aa1
	Debentures 4th issuance – National Scale	Aa1

Financial Services and Relationship Program

Initiatives to generate new income sources and Retain Clients

Main Initiatives	• Financial Services
- BrT’s co-branded Credit Card
- Consumer Credit - CDC
- Personal Loans
- Insurance
• Relationship Program

Main Goals	• Generate new source of revenue
• Reduce churn
• Shield base for portability
• Increase products sales

Other Initiatives	• Mobile Payments • Online Payments

Cash Flow

Cash Flow

R$ million	2006	2007	Variation

Operating Activities	2,385	2,409	Court deposits – R$ 872 MM

Investing Activities	(1,490)	(1,270)	CAPEX Management

Financing Activities	454	(1,309)	Advanced amortization ofDebentures – R$ 500 MM
			BNDES Amortization – R$ 800 MM

Cash Flow in the Period	1,349	(170)	Dividend Payment – R$ 493 MM
			New BNDES Financings – R$ 600 MM

2008 Guidance

Result Indicators – Consolidated

	2006	2007	2008 Guidance Variation %

Net Operating Revenue (R$ million)	10,297	11,059	~ +3.4%

Operating Costs and Expenses (R$ million)	(6,803)	(7,262)	~ +2.8%

EBITDA (R$ million)	3,494	3,797	~ +4.5%

Number of Fixed Accesses	8,418	8,034	Stable

Number of Broadband Accesses	1,318	1,568	~ +22%

Fixed ARPU (R$)	71.12	78.97	~ -5.0%

ADSL ARPU (R$)	67.10	71.70	Stable

Mobile Telephony

	2006	2007	2008 Guidance Variation %

Services’ Net Revenue (R$ million)	1,247	1,746	~ +8%

EBITDA (R$ million)	(142)	54	~ +200%

Number of Mobile Accesses (thousand)	3,377	4,263	~ +30%

Mobile ARPU (R$)	31.30	34.20	Stable

CAPEX / Net Revenue

CAPEX (R$ million)	Guidance
Operating / Regulatory / 3G	1,700
3G License	500
TOTAL	2,200

• Permanent negotiation with suppliers

• Creation of Internal Investments Committee

• Positive impact of exchange variation

Market Disclosure Policy

Market Disclosure Policy

Financial Reports	Additional Disclosures	Focus on Investor

• Quarterly Results • Management Report (yearly) • Filings with CVM, SEC, NYSE • All information released in Portuguese and English (BTP and BTSA) • IFRS	• Key business drivers and non-financial measurements • Website in line with the best corporate governance practices • Guidance: Board of Executive Officers’ financial forecasts	• Customer satisfaction surveys
• Quarterly conference calls and webcasts
• Participation in local and international roadshows and conferences
• Meetings with analysts and investors
• Annual Investors’ Day event

Exhibits

Cash and Cash Equivalents

LIQUIDITY PER COMPANY	Cash		Net Debt
	2006	2007	2006	2007
Brasil Telecom Participações	1,432.3	1,462.9	(1,432.3)	(1,462.9)
Brasil Telecom Cons. (except for Mobile)	2,172.1	931.8	3,183.4	3,431.3
Brasil Telecom Celular	459.0	1,498.8	(439.2)	(1,478.5)
TOTAL	4,063.4	3,893.5	1,311.9	489.9

Sundry Assets

SUNDRY CURRENT ASSETS	2006	2007
Other Amounts Recoverable	104.2	124.2
Court Deposits	119.1	329.4
Inventories	64.2	32.7
Other	75.5	62.0
TOTAL	363.0	548.3

SUNDRY LONG-TERM ASSETS	2006	2007
Income Securities	3.3	3.7
Court Deposits	429.9	1,069.1
Other Assets	42.8	94.9
TOTAL	476.0	1,167.7

Disclaimer

This presentation contains forward -looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “predicts”, “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward -looking statements. Forward -looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.